EXHIBIT 99.1

T 604.682.3701 F 604.682.3600 ir@levon.com www.levon.com Suite 900, 570 Granville Street Vancouver, BC V6C 3P1

August 15, 2013	TTSX Trading symbol: LVN
Berlin & Frankfurt: LO9

LEVON TO CONTINUE CORDERO PROJECT PHASE 4 DRILLING IN SEPTEMBER 2013

Levon Resources Ltd. (“Levon” or “the Company”) (TSX Symbol: LVN) is pleased to announce the continuation of Phase 4 drilling at it's wholly owned Cordero bulk tonnage Ag, Au, Zn, Pb project, Chihuahua State, Mexico, 35 kilometers northeast of Hildalgo Del Parral, Chihuahua State, Mexico. An initial 14,000 metres of core drilling has been contracted with the goal of expanding the current resource into the Aida claim (16 hectares), which is located in a central portion of the current NI 43-101 Cordero resource (link) (Resource). The drilling is scheduled to begin in September 2013 with new, state of the art drills.

Levon completed the acquisition process of the Aida claim with the filing of the purchase at the Mining Registry in Mexico City. The Aida claim purchase consolidates Levon’s 100% ownership of all claims over the Resource, and the Cordero District (about 20,000 hectares contiguous claims in two blocks) Click here to view Levon’s latest technical report.

The Company is well funded for Phase 4 exploration and resource expansion; the current financials are available for viewing on the company’s website: www.levon.com or www.sedar.com

For further information contact the Company IR Direct at 604-682-2991, main office 604-682-3701 or refer to the website.

Qualified Person

Levon’s projects are under the direct supervision of Vic Chevillon, MA, CPG, and Vice President of Exploration for Levon who is a qualified person (AIPG C.P.G #11054) within the context of National Instrument 43-101 and has read and takes responsibility for this News Release.

About Levon Resources Ltd.

Levon is a gold and precious metals exploration company, exploring the Cordero bulk tonnage silver, gold, zinc and lead project, near Hidalgo Del Parral, Chihuahua, Mexico. The Company also holds interests in three mineral properties located in British Columbia, Canada, also three mineral properties located in Nevada, USA.

ON BEHALF OF THE BOARD

"Ron Tremblay"
______________________________
Ron Tremblay
President and Chief Executive Officer

Safe harbour Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the Toronto Stock Exchange (“TSX”) nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.